Filed by Morgan Stanley

(Commission File No.: 1-11758)

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Eaton Vance Corp.

(Commission File No.: 1-8100)

The following is an excerpt from the Q3 2020 Morgan Stanley Earnings Call held on October 15, 2020:

C O R P O R A T E   P A R T I C I P A N T S

James Patrick Gorman Morgan Stanley - Chairman & CEO

Jonathan M. Pruzan Morgan Stanley - CFO, Head of Corporate Strategy & Executive VP

James P. Gorman:

…

On October 2, we closed the acquisition of E*TRADE. And last week, we announced our intent to acquire Eaton Vance, which serves as the latest strategic step in our transformation. We added these acquisitions from position of strength, and we have strong momentum across each of our businesses.

…

While generating the strong organic growth, our recent announcement allowed us to transform our Investment Management business, giving it scale and several incremental growth engines at one time. Frankly, it was too good of an opportunity to pass up.

For years, we've viewed Eaton Vance as the perfect partner. We will bring together 2 high-performing asset managers with great business momentum. And through this partnership, we will now manage $1.2 trillion in assets under management and generate a combined $5 billion in annual revenues.

And to cement October 2020 as one of the most important months in our history, we received an upgrade to A2 from Moody's, the only GSIB to receive an upgrade during the pandemic. Their recognition of the firm's clear and consistent strategy to shift our business mix towards low-risk, recurring profitable revenue streams in wealth and asset management, together with our integrated investment bank, is a further codification of our transformation.

So what do the next 6 to 12 months hold? One, we will make material progress on the integration of E*TRADE. Two, we will close and commence the integration of Eaton Vance. Three, we will reinstitute our capital distribution plan in 1Q 2021, assuming, of course, we have clarity from the Federal Reserve. It is worth noting that our CET1 ratio, following the additions of E*TRADE and Eaton Vance, is expected to be 300 basis points above our SCB requirement of 13.2%. Four, we will focus on driving organic business growth while managing expenses. And five, we will ensure our culture remains firmly client-centric and grounded in doing the right thing. This includes operational resiliency, meeting all regulatory expectations and maintaining the risk profile we enjoy today.

…

Jonathan M. Pruzan:

…

We are very excited about the future of this business and to be partnering with Eaton Vance. We expect to close the transaction in the second quarter of 2021. We look forward to advancing our partnership with Eaton Vance and further enhancing our Investment Management platform.

…

Q. James, I wanted to start off with a question on capital. The accretion has been considerable as you noted since the pandemic started, and you're clearly significantly overcapitalized. You also noted that you plan on returning the excess, possibly as early as 1Q next year, subject to regulatory approval and removal of the buyback moratorium.

How should we be thinking about the pace and cadence of buyback and your comfort initiating payouts in excess of 100% of earnings? And just separately, how does the dividend target evolve alongside that?

James P. Gorman:

…

At some point, we have to do something with this capital. Our shareholders, rightfully who own the company, are entitled to generate a decent return on the capital investment in the company. We have to do something with it. Buying Eaton Vance was a tremendous opportunity to use some of that. It's going to hit our CET1 I think about 90, 100 basis points. But we've accreted 90 to 100 basis points in the meantime.

So we're sort of back to where we started, but we own a new company. That's a nice thing. So you can tell I'm a little animated on the subject. If you look at any of the global GSIFIs in the U.S., I think it's fair to say we are carrying the most capital surplus. And I don't think there's any rational reason why once we get through the COVID stress test, if you will, that, that would perpetuate unless we get a result which is adverse, which I don't expect.

Q: Wanted to start with one on expenses. So at the beginning of the year, James, you provided some targets, 2-year targets, that focused on efficiency ratio and pretax margin in wealth. But I seemed to recall that they were based on -- this was before all the deals. So I think they were based on what I'll refer to as legacy MS, not (inaudible) but just for clarity.

So I'm not trying to be nitpicky here. I just wanted to try and understand, is there a way we're going to be able to track your progress in your legacy business towards those targets? Or is the idea that now that you've got so many of these like strategic integrations that are continuing their transformation, that's sort of trumping the work that you had previously laid out on efficiency. And therefore, it's just more important to focus on the integration there and not the efficiency push. Just want to try to understand how to think about that.

James P. Gorman:

…

Number two is what do the new acquisitions due to our efficiency ratio. If you look at the pretax margin on the E*TRADE business, it's -- let's see, it was -- it's sort of in the 40-ish percent range, maybe a little below that with what's going on with net interest income. And if you look at the Eaton Vance business, it's closer to 30%.

So by definition, if you simply added 1 plus 1, your efficiency ratio would actually be lower. But the third bucket, of course, is what are the integration costs. We don't start on Eaton Vance until we close that, which Jon said, should be Q2 of next year.

…

Q: Okay. Great. And then I know that, Jon, I think you mentioned that your plan is to lay out some more specifics around E*TRADE with the fourth quarter call, which makes a lot of sense. But what's your early read on how you're thinking about some of these changes that are likely to happen on the back of this integration?

Is the plan that the E*TRADE bank sub will be folded into the -- one of the Morgan Stanley bank subs? Are you planning to integrate the BDs? And really one of the great assets that E*TRADE brings, the stock plan business, has sort of a different focus, more of a public plan focus. And so the strengths are very different but offer a nice kind of yin and yang with the Solium, which has a strong private offering.

So how do you plan to bring those platforms together? Or is the idea that in order to fully capture the broad strength, keeping them separate is a better approach. And so it -- maybe the full integration is not going to be realized in order to maintain those various strengths?

Jonathan M. Pruzan:

Sure. And I mean, broadly, the answer, Brennan, to that question is yes. But I think the way we're thinking about it, first, we've got to integrate the systems. We want to capture the cost and the funding synergies that we laid out.

We want to do it in a way that doesn't disrupt the customer experience and ultimately enhances the customer experience. And then as you said, I think we believe there are significant opportunities across all 3 channels to generate growth and revenue growth. And whether that's in the stock plan business and trying to get our cash capture numbers up to the E*TRADE numbers when we did the deal, they were running about 15%. They're now running north of 20%. Our numbers were dramatically lower than that.

So if we can bring the combined business together and get that to a higher level, closer to theirs, that's a significant synergy. Clearly there, generating lots of new clients. Some of those clients are ultimately going to want to want advice.

And so there are lots of opportunities across all 3 channels, and we'll start to see those as we get these systems integrated. As we mentioned before that we'll keep the E*TRADE brand for the self-directed business line, but we're going to bring these companies together slowly.

This was not a deal about costs. It was about revenue opportunities ultimately, just like the Eaton Vance deal was. And we're going to take our time, integrate them well and bring the cultures and companies together.

Q: All right. And then just given the recent M&A, whether it's E*TRADE wallet or Eaton Vance Investment Management, I think both make sense. Just curious on timing. Obviously, you have the excess capital or are you seeing something from like an industry dynamic?

And then more importantly, both of those businesses are putting up good growth. So just what do you think that business does with these transactions, obviously, not over the next 6, 12 months, maybe 2 to 4 years.

James P. Gorman:

Yes. You're a little garbled there with the phone line. But I think the question was around the timing of those transactions. Here's how I think about acquisitions.

There are at least 4 things that matter. One is strategy, two is culture, three is price, and four is timing. Strategy is like the high table, if you will, the holy grail. You've got to have strategic intent. It's got to be a logical fit. It's got to be building on something which you already have confidence in.

It's not a swing for the fences. It's not new ground. It's something we know well, we're good at, and that's the perfect strategic opportunity comes when you get that, and we got that with E*TRADE and then with Eaton Vance.

Culture is very important, particularly in the finance industry, where a lot of deals have gone bad because of cultural -- bad cultural fits, including, by the way, in the asset management space. And there's a fairly high skepticism, probably from all of you, about large asset management deals.

We talked through that a lot. Eaton Vance has been around 94 years. We're the biggest distributor of their product. We know them extremely well. Parametric has been an absolute home run in our system. The cover funds and what they've done in sustainability space, the fixed income, combined with our fixed income business, their core equity funds, there's so much to like about it and about their leadership team. And I would point out that they have they had an internal voting shareholder structure, and all 25 of their internal voting shareholders voted in favor of the deal unanimous. So it wasn't just the Board, it was the management. So culture, I feel really good about.

Price is price. You don't buy quality assets cheaply. Timing is the thing least in your control. And I'm sure if we didn't do this transaction with Eaton Vance, somebody else might have. We didn't want to do it before we had the E*TRADE thing completely done.

On the other hand, we want to get moving. It's assets -- quality assets don't sit on the shelf for very long. They are interested in Morgan Stanley. We're interested in them. So timing is just -- timing is the thing you've got to give most on. It may not be the ultimate convenience. It certainly came hot on the tail of E*TRADE. We didn't want to communicate, all of a sudden, we're trying to do an acquisition a week. We're not. We didn't control the timing.

So we -- if we got the first 3 right, and timing is the least important. What it does in the COVID thing, I think, is your broader timing issue with what's going on with the economy. Listen, their business is growing. They've had great growth. As I said, the parametric product has done incredibly well since it was created a few years ago.

They're seeing great growth across the whole platform as is our asset management business. So we really think we're putting together two strong, growing businesses. And the investment market is not going to go away whatever happens in the election, whatever happens politically. So I'm not worried about that over the next couple of years.

Q: Well, first, 3% quarter-over-quarter loan growth is well above the industry. So just wondered about the risk related to that and how you're getting what others are not.

Second, on the E*TRADE acquisition, the spread revenues for E*TRADE seem like they'd be quite a bit lower, so updates on revenue thoughts with that acquisition. And then third, with Eaton Vance, $7 billion for a firm that's earning about $360 million. You'd have to double the earnings just to get over a 10% ROE. So in terms of risk, loan risk, E*TRADE risk with the spread revenues and Eaton Vance risk with just really getting your full money's worth.

James P. Gorman:

…

On Eaton Vance, listen, Mike, I'm not that smart. One of your colleagues on the call said that even if we paid $1 billion excess for it at a $90 billion company, it's like, yes, it's -- I'm not ashamed to say it's fully priced, but this is a quality asset. And I look at the growth rate in the asset. I don't look at a static position.

We will get the expenses out of this. We will consolidate this. We will generate the revenues from it. It fills out our fixed income asset management business in a way that we couldn't have done otherwise, and it provides us some real growth endurance as I said with their core equities platform with Parametric, with Calvert Funds, the Atlanta Fund. They've got so many businesses that work for us.

They have very little international distribution. We can take them internationally. We have trouble getting our product distributed domestically because we didn't have a strong whole selling sales force as others do. They do. They have a world-class one.

So will that deal deliver? I'm positive that deal is going to deliver. And if we overpaid by a couple of hundred million dollars, people said we overpaid Solium by a couple of hundred million dollars. Some people said we overpaid Smith Barney by a couple of billion dollars. So I take a very long-term view on acquisitions.

Q: All right. Just one more follow-up. Pull back the lens even more, I mean, over the last 10 to 20 years, you're right now reversing some of the actions that you took. You sold off Van Kampen, and now you go ahead and get an asset manager. You got out of the kind of the mass market wealth management, now you're back with E*TRADE. Can you give us kind of your big picture, strategic thoughts on why the long-term reversal here?

James P. Gorman:

I totally disagree with what you just said. We've not had a long-term reversal. We sold Van Kampen in which I regard as a mistake. I said it a couple of years later I wish we hadn't done it, but we did it. And I said on a call a couple of weeks ago, if Marty Flanagan was listening, I regret that, but God bless him. He's a friend of mine, and I wish him well.

We haven't got out of the mass market. And by the way, E*TRADE is a combination of a workplace business, an active trader, options, derivative business and a direct business. We have always provided financial services since we merged with (inaudible) in 1997 to the average investor.

We happen to have a lot of very, very wealthy investors in addition, but we have millions of people with hundreds of thousands of dollars to invest, not tens of millions of dollars to invest.

So this is not a change in strategy at all. This is about getting scale in the businesses we want to be in.

The one thing we did differently, which I would have done differently, I've said repeatedly is Van Kampen. But you look at some of the other stuff we did. We got out of mortgage servicing, Saxon. We got out of shipping storage and oil storage and shipping, Transmontaigne and (inaudible). We got out of the (inaudible) PDT business, Peter Muller's business because it was a prop business.

So we shut down FrontPoint, our hedge fund. We got out of Discover, which was a credit card business to the mass market, unsecured credit. We have fundamentally over -- and that happened before my tenure, obviously, but fundamentally changed the profile of this company to focus on originating, distributing and managing capital for individuals, governments and institutions.

That's what we do, and this is entirely consistent with that. And Eaton Vance sits squarely in that square.

Q: First one is just around the acquisitions, and I appreciate that you guys have your hands full, and the message is nothing big coming soon or at least it sounds like. But if we take a step back, you've added many millions of new retail customers to Morgan Stanley's ecosystem over a short period of time, whether that be through Solium, E*TRADE or Eaton Vance.

And so if we think about products, are there any big products or services that you're not touching yet at the firm level that could really make sense to plug into this broader retail consumer base? Or is it really now just more about cross-selling existing Morgan Stanley?

James P. Gorman:

I think we've got a very full plate right now. And I think the biggest opportunity is probably putting mortgage product to high FICO score clients with good assets at E*TRADE and putting the banking product through the Morgan Stanley system, the digital banking to go with our already the two banks that we have.

I think they are the two obvious ones, Devin, but I'm not seeing a specific product gap. And as always, we have total open architecture, would take anybody's best product, including from all our competitors, because if that's what's right for the client, then that's the right thing to do. So I'm not seeing a product gap.

Important Information about the Transaction and Where to Find It

In connection with the proposed transaction between Morgan Stanley and Eaton Vance Corp. (“Eaton Vance”), Morgan Stanley and Eaton Vance will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Morgan Stanley registration statement on Form S-4 that will include a prospectus of Morgan Stanley. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF MORGAN STANLEY AND EATON VANCE ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement (when it becomes available), as well as other filings containing information about Morgan Stanley or Eaton Vance, without charge at the SEC’s Internet website (http://www.sec.gov) or by contacting the investor relations department of Morgan Stanley or Eaton Vance at the following:

Morgan Stanley	Eaton Vance
1585 Broadway	Two International Place
New York, NY 10036	Boston, MA 02110
Media Relations: 212-761-2448	Media Relations: 617-672-8940
mediainquiries@morganstanley.com	rtice@eatonvance.com
Investor Relations: 1-212-762-8131	Investor Relations: 617-672-6744
investorrelations@morganstanley.com	esenay@eatonvance.com

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining required regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the acquisition, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period, (ii) the ability of Morgan Stanley and Eaton Vance to integrate the business successfully and to achieve anticipated synergies, risks and costs, (iii) potential litigation relating to the proposed transaction that could be instituted against Morgan Stanley, Eaton Vance or their respective directors, (iv) the risk that disruptions from the proposed transaction will harm Morgan Stanley’s and Eaton Vance’s business, including current plans and operations, (v) the ability of Morgan Stanley or Eaton Vance to retain and hire key personnel, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the acquisition, (vii) continued availability of capital and financing and rating agency actions, (viii) legislative, regulatory and economic developments, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the acquisition that could affect Morgan Stanley’s and/or Eaton Vance’s financial performance, (x) certain restrictions during the pendency of the acquisition that may impact Morgan Stanley’s or Eaton Vance’s ability to pursue certain business opportunities or strategic transactions, (xi) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Morgan Stanley’s or Eaton Vance’s management’s response to any of the aforementioned factors, (xii) dilution caused by Morgan Stanley’s issuance of additional shares of its common stock in connection with the proposed transaction, (xiii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (xiv) those risks described in Item 1A of Morgan Stanley’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K, (xv) those risks described in Item 1A of Eaton Vance’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K and (xvi) those risks that will be described in the registration statement on Form S-4 available from the sources indicated above. These risks, as well as other risks associated with the proposed acquisition, will be more fully discussed in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed acquisition. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Morgan Stanley’s or Eaton Vance’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Morgan Stanley nor Eaton Vance assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.